SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/09/08


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,234,724

8. SHARED VOTING POWER
499,732

9. SOLE DISPOSITIVE POWER

1,734,456
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,734,456

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

21.88%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

The following constitutes Amendment No. 10 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on August 17, 2006. This Amendment No.9 amends and supersedes that Schedule 13D as specifically set forth.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
A member of the group sent the attached letter to the issuer.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 11/14/2008 there were 7,926,248 shares of common stock outstanding as of Nov 14, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,734,456 shares of WOC or 21.88% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to the CEO of Wilshire Enterprises, Inc.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/9/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1

Full Value Partners L.P.
Park 80 West, Plaza Two, Suite 750
 Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097


December 9, 2008

Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
1 Gateway Center
11 43 Raymond Plaza West  10th Floor
Newark, NJ 07102

Dear Ms. Wilzig Izak:

Since Wilshires stock price has collapsed and the proposed merger with NWJ has been terminated, one would expect the boards first order of business would be to hold an annual shareholder meeting to elect directors to determine and implement a plan for maximizing Wilshires value rather than to (1) adopt a new poison pill of dubious legality, (2) hire someone as Chief Operating Officer who has expectations about transforming Wilshire into a significant industry player at the same time as he is pursuing a lawsuit against a former employer who has called him a a disgruntled employee fired for cause, and (3) institute wasteful litigation.

It is too late to hold an annual shareholder meeting in 2008. This does not, however, excuse the companys legal obligation to hold an annual meeting to elect directors.
Therefore, a combined 2008 and 2009 annual shareholder meeting should be held as soon as possible to save money at which two classes of directors will be elected.
Please advise us by December 12, 2008 whether the board will (1) hold an annual meeting as soon as possible and (2) whether two classes of directors will be elected at the meeting.

If the board does not agree to hold an annual shareholder meeting to elect directors by Friday, December 12, 2008 we intend to file a petition pursuant to section 211(c) of the Delaware General Corporation Law in the Delaware Court of Chancery to ask the Court to summarily order Wilshire to hold an annual shareholder meeting to elect directors.

Very truly yours,



Andrew Dakos
Managing Member
Full Value Advisors LLC